 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Schade Christian S. (Last) (First) (Middle) c/o Medarex, Inc. 707 State Road (Street) Princeton, NJ 08540 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Medarex, Inc. "MEDX" 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/07/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value per share								$13,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$12.90	09/19/2001		A		100,000		(1)	09/18/2011	Common Stock	100,000	$		D
Stock Options (Right to Buy)	$6.37	07/11/2002		A		250,000		(2)	07/10/2012	Common Stock	250,000	$		D
Stock Options (Right to Buy)	$45.203	03/07/2003		H			297,788	04/13/2001	10/12/2010	Common Stock	297,788			$(3)
Stock Options (Right to Buy)	$45.203	03/07/2003		H			2,212	10/13/2001	10/12/2010	Common Stock	2,212			$(3)
Stock Options (Right to Buy)	$27.81	03/07/2003		H			26,405	07/09/2001	01/08/2011	Common Stock	26,405			$(3)
Stock Options (Right to Buy)	$27.81	03/07/2003		H			3,595	01/09/2002	01/08/2011	Common Stock	3,595			$(3)
													$350,000	D

Explanation of Responses:

(1) Options representing 25,000 shares became exercisable on September 19, 2002. The remaining options become exercisable in 36 equal monthly installments beginning on October 19, 2002.
(2) Options representing 62,500 shares become exercisable on July 11, 2003. The remaining options become exercisable in 36 equal monthly installments beginning on August 11, 2003.
(3) Represents shares which were issuable under options cancelled pursuant to the Issuer's Stock Option Exchange Offer completed on March 7, 2003. In exchange for such cancelled options, Mr. Schade may receive options to purchase 165,000 shares, at the earliest, on September 8, 2003. The exercise price of any such options will be determined on the date of grant thereof.

By:	Date:
/s/ Christian S. Schade	04/29/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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